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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 14)

                               SHOP AT HOME, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   825066 30 1
                                 (CUSIP Number)

                             C. Michael Norton, Esq.
                             Wyatt, Tarrant & Combs
                                   Suite 1500
                                511 Union Street
                               Nashville, TN 37219
                                 (615) 244-0020
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                 January 4, 2000
             (Date of Event Which Requires Filing of This Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [__]


         Check the following box if a fee is being paid with this statement. [ ]

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                             CUSIP NO. - 825066 30 1

(1)      Name of reporting person................................SAH Holdings, Ltd.

         S.S. or I.R.S. No. of
         above person...................................................Applied for

(2)      Check the appropriate box
         if a member of a group
         (see instructions)...................................................(a) X

                (b)

(3)      SEC use only.......................................

(4)      Source of funds (see instructions).....................................N/A

(5)      Check box if disclosure
         of legal proceedings is
         required pursuant to
         Items 2(d) or 2(e).................................

(6)      Citizenship or place
         of organization....................................................Florida

Number of shares beneficially
owned by each reporting person
with:

         (7)      Sole voting power...............................................*
         (8)      Shared voting power.............................................*
         (9)      Sole dispositive power..........................................*
         (10)     Shared dispositive power........................................*

(11)     Aggregate amount beneficially
         owned by each reporting person...........................................*

(12)     Check box if the aggregate amount
         in Row (11) excludes certain
         shares (see instructions)................................................X

(13)     Percent of class represented
         by amount in Row (11)....................................................*

(14)     Type of reporting person................................................PN

*See Item 5 below.

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                             CUSIP NO. - 825066 30 1

(1)      Name of reporting person...................................J.D. Clinton

         S.S. or I.R.S. No. of
         above person............................................SSN ###-##-####

(2)      Check the appropriate box
         if a member of a group
         (see instructions)................................................(a) X

                (b)

(3)      SEC use only......................................

(4)      Source of funds (see instructions)..................................N/A

(5)      Check box if disclosure
         of legal proceedings is
         required pursuant to
         Items 2(d) or 2(e)................................

(6)      Citizenship or place
         of organization.....................................................USA

Number of shares beneficially
owned by each reporting person with:

         (7)      Sole voting power............................................*
         (8)      Shared voting power..........................................*
         (9)      Sole dispositive power.......................................*
         (10)     Shared dispositive power.....................................*

(11)     Aggregate amount beneficially
         owned by each reporting person........................................*

(12)     Check box if the aggregate amount
         in Row (11) excludes certain
         shares (see instructions).............................................X

(13)     Percent of class represented
         by amount in Row (11).................................................*

(14)     Type of reporting person.............................................IN

*See Item 5 below.

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



                             CUSIP NO. - 825066 30 1

(1)      Name of reporting person.....................................................
         ......................................Gatehouse Equity Management Corporation

         S.S. or I.R.S. No. of
         above person.......................................................62-1539759

(2)      Check the appropriate box
         if a member of a group
         (see instructions)......................................................(a) X

                (b)

(3)      SEC use only...................................

(4)      Source of funds (see instructions)........................................N/A

(5)      Check box if disclosure
         of legal proceedings is
         required pursuant to
         Items 2(d) or 2(e).............................

(6)      Citizenship or place
         of organization.....................................................Tennessee

Number of shares beneficially
owned by each reporting person with:

         (7)      Sole voting power..................................................*
         (8)      Shared voting power................................................*
         (9)      Sole dispositive power.............................................*
         (10)     Shared dispositive power...........................................*

(11)     Aggregate amount beneficially
         owned by each reporting person..............................................*

(12)     Check box if the aggregate amount
         in Row (11) excludes certain
         shares (see instructions)...................................................X

(13)     Percent of class represented
         by amount in Row (11).......................................................*

(14)     Type of reporting person...................................................CO

*See Item 5 below.


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



                             CUSIP NO. - 825066 30 1

(1)      Name of reporting person..............................Clinton Investments, Ltd.

         S.S. or I.R.S. No. of
         above person........................................................Applied for

(2)      Check the appropriate box
         if a member of a group
         (see instructions)........................................................(a) X

                (b)

(3)      SEC use only......................................

(4)      Source of funds (see instructions)..........................................N/A

(5)      Check box if disclosure
         of legal proceedings is
         required pursuant to
         Items 2(d) or 2(e)................................

(6)      Citizenship or place
         of organization.........................................................Florida

Number of shares beneficially
owned by each reporting person with:

         (7)      Sole voting power....................................................*
         (8)      Shared voting power..................................................*
         (9)      Sole dispositive power...............................................*
         (10)     Shared dispositive power.............................................*

(11)     Aggregate amount beneficially
         owned by each reporting person................................................*

(12)     Check box if the aggregate amount
         in Row (11) excludes certain
         shares (see instructions).....................................................X

(13)     Percent of class represented
         by amount in Row (11).........................................................*

(14)     Type of reporting person.....................................................PN

*See Item 5 below.


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         The purpose of this amendment is to report the distribution of certain shares of Common Stock of the Issuer by SAH Holdings, Ltd., to its partners, and the receipt of a portion of those shares by the Reporting Persons. This amendment also reports that SAH Holdings, L.P., a Tennessee limited partnership, and previously a Reporting Person, merged on January 3, 2000, with and into SAH Holdings, Ltd., a Florida limited partnership. Accordingly, SAH Holdings, Ltd., is substituted as a Reporting Person. The merger was accomplished in order to relocate the state of organization from Tennessee to Florida without any change in ownership of the partners of SAH Holdings. This amendment also reports that Clinton Investments, L.P., a Tennessee limited partnership, and previously a Reporting Person, merged on January 3, 2000, with and into Clinton Investments, Ltd., a Florida limited partnership. Accordingly, Clinton Investments, Ltd., is substituted as a Reporting Person. The merger was accomplished in order to relocate the state of organization from Tennessee to Florida without any change in ownership of the partners of Clinton Investments.


         Items 4 and 5 of the Schedule 13D are amended and restated in their entirety as follows.

Item 4.       Purpose of Transaction

         See Item 5 below concerning the rights of the reporting persons to acquire shares of the common stock of the Issuer, which rights may be exercised in the future to acquire securities of the Issuer.

         On January 4, 2000, SAH Holdings, Ltd., distributed a total of 611,360 shares of the total of 2,451,850 shares of the Common Stock of the Issuer then owned by it. Of such 611,360 shares, a total of 248,640 were received by the Reporting Persons and their affiliates as follows: 207,904 shares distributed to Clinton Investments, Ltd.; 1,920 shares issued to Mary Susan Clinton (the wife of J.D. Clinton), 29,216 shares issued to two Clinton Family Trusts; and 9,600 shares issued to Gatehouse Equity Management Corporation.

         Except as stated above, or as disclosed in Item 5 below, none of the reporting persons has any present plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (v) any material change in the present capitalization or dividend policy of the Issuer, (vi) any other material change in


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the Issuer's business or corporate structure, (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (x) any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer

         a.  Beneficial Interest:      SAH Holdings, Ltd.
                                       Gatehouse Equity Management Corporation
                                       J.D. Clinton(1)


             i.       Owned                           2,522,856(2)       (8.3%)
                      Right to Acquire                2,217,500(3)       (6.8%)

             ii.      Sole Voting Power               4,671,875(4)      (14.3%)
                      Shared Voting Power                68,481(5)       (0.2%)
                      Sole Dispositive Power          4,671,875(6)      (14.3%)
                      Shared Dispositive Power           68,481(7)       (0.2%)

(1) Clinton is the sole shareholder of Gatehouse Equity Management Corporation (formerly Global Network Television, Inc.) ("Gatehouse"), and Gatehouse is the sole general partner of SAH Holdings, Ltd. ("SAH"), a limited partnership. Gatehouse is the sole general partner of Clinton Investments, Ltd. Clinton, Gatehouse, Clinton Investments and SAH are reported as a group hereunder.

(2) SAH is the owner of 1,840,490 shares; 595,285 are held by Clinton Investments; 9,320 shares are owned by Clinton's wife; 18,600 shares are held by Gatehouse; and 59,161 are held by two Clinton family trusts.

(3) SAH holds warrants to purchase a total of 1,650,000 shares. Clinton Investments holds warrants to purchase a total of 542,000 shares. Clinton has options to acquire 25,000 shares from the Issuer.

(4) These shares are made up of 1,840,490 shares held by SAH, 595,285 shares held by Clinton Investments; warrants held by SAH to purchase 1,650,000 shares of Common Stock of the Issuer, warrants held by Clinton Investments to purchase 542,500 such shares, and options held Clinton to purchase 25,000 such shares.


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(5) Clinton shares the right to vote 9,320 shares owned by his wife and 59,161 shares owned by the Clinton family trusts.

(6) Same shares listed in Note 4.

(7) Same shares listed in Note 5.

         b. None of the Reporting Parties, or their affiliates, have engaged in any transactions with respect to Issuer's stock in the past sixty days, except as described herein.







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                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that their information set forth in this statement is true complete and correct.


                                           SAH HOLDINGS, Ltd.

                                           By:   GATEHOUSE EQUITY MANAGEMENT
                                                 CORPORATION, General Partner


Date: January 13, 2000                     By:   /s/ Dan Jackson
                                              -----------------------------
                                                 Dan Jackson, President







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                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that their information set forth in this statement is true complete and correct.


                                         GATEHOUSE EQUITY MANAGEMENT CORPORATION


Date: January 13, 2000                   By:    /s/ Dan Jackson
                                            -------------------------------
                                                Dan Jackson, President






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                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that their information set forth in this statement is true complete and correct.



Date: January 13, 2000                            /s/ J.D. Clinton
                                           -------------------------------
                                                  J.D. Clinton










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